UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                       American International Group, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   026874-107
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Howard I. Smith
                      Vice Chairman-Finance and Secretary
              C. V. Starr & Co., Inc. 399 Park Avenue, 17th Floor
                            New York, New York 10022
                                 (212) 230-5050
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                               November 30, 2005
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* This Schedule 13D constitutes Amendment No. 1 to the Schedule 13D on behalf of Maurice R. Greenberg dated November 23, 2005, Amendment No. 1 to the
Schedule 13D on behalf of Edward E. Matthews dated November 23, 2005, Amendment No. 3 to the Schedule 13D of Starr International Company, Inc., dated October 2, 1978 (the "Starr International 13D"), and Amendment No. 3 to the Schedule 13D for C. V. Starr & Co., Inc., dated October 2, 1978 (the "CV Starr 13D"). This Schedule 13D constitutes an amendment and restatement of all of the foregoing Schedules 13D in their entirety.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 026874-107
--------------------------------------------------------------------------------
              1. Name of Reporting Person. Maurice R. Greenberg
--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)                                         (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
              3. SEC Use Only

--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions) PF

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization
                 United States of America
--------------------------------------------------------------------------------
Number of
Shares        7. Sole Voting Power
Beneficially     3,109,351
Owned by      ------------------------------------------------------------------
Each
Reporting     8. Shared Voting Power
Person With      90,794,699
--------------------------------------------------------------------------------
              9. Sole Dispositive Power
                 3,109,351
--------------------------------------------------------------------------------
             10. Shared Dispositive Power
                 90,794,699
--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person
                 93,904,050
--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)                                 [X]
--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11) 3.6%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions) IN

--------------------------------------------------------------------------------

CUSIP No. 026874-107
--------------------------------------------------------------------------------
              1. Name of Reporting Person. Edward E. Matthews
--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)                                         (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
              3. SEC Use Only

--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions) PF

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization
                 United States of America
--------------------------------------------------------------------------------
Number of
Shares        7. Sole Voting Power
Beneficially     1,991,635
Owned by      ------------------------------------------------------------------
Each
Reporting     8. Shared Voting Power
Person With      18,667,178
--------------------------------------------------------------------------------
              9. Sole Dispositive Power
                 1,991,635
--------------------------------------------------------------------------------
             10. Shared Dispositive Power
                 18,667,178
--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person
                 20,658,813
--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)                                [X]
--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11) 0.8%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions) IN

--------------------------------------------------------------------------------

CUSIP No. 026874-107
--------------------------------------------------------------------------------
              1. Name of Reporting Person. Starr International Company, Inc.
--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)                                         (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
              3. SEC Use Only

--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions) WC

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization
                 Panama
--------------------------------------------------------------------------------
Number of
Shares        7. Sole Voting Power
Beneficially     310,905,397
Owned by      ------------------------------------------------------------------
Each
Reporting     8. Shared Voting Power
Person With      0
              ------------------------------------------------------------------
              9. Sole Dispositive Power
                 310,905,397
--------------------------------------------------------------------------------
             10. Shared Dispositive Power
                 0
--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person
                 310,905,397
--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)                                 [X]
--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11) 12.0%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions) CO

--------------------------------------------------------------------------------

CUSIP No. 026874-107
--------------------------------------------------------------------------------
              1. Name of Reporting Person. C. V. Starr & Co., Inc.
                 I.R.S. Identification No. of above person. 13-5621350

--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)                                         (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
              3. SEC Use Only

--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions) WC

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization
                 Delaware
--------------------------------------------------------------------------------
Number of
Shares        7. Sole Voting Power
Beneficially     0
Owned by      ------------------------------------------------------------------
Each
Reporting     8. Shared Voting Power
Person With      47,337,246
--------------------------------------------------------------------------------
              9. Sole Dispositive Power
                 0
--------------------------------------------------------------------------------
             10. Shared Dispositive Power
                 47,337,246
-------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person
                 47,337,246
--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)                                  [X]
--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11) 1.8%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions) CO

--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This Schedule 13D relates to shares of common stock, par value $2.50 per share (the "Common Stock"), of American International Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 70 Pine Street, New York, New York 10270.

Item 2.  Identity and Background

         (a), (b), (c) and (f): This Schedule 13D is being filed on behalf of Maurice R. Greenberg, a United States citizen ("Mr. Greenberg"), Edward E. Matthews, a United States citizen ("Mr. Matthews"), Starr International Company, Inc., a Panamanian corporation ("Starr International"), and C. V. Starr & Co., Inc., a Delaware corporation ("CV Starr", and together with Mr. Greenberg, Mr. Matthews and Starr International, the "Reporting Persons", and each, a "Reporting Person").

         The principal business address and office for Mr. Greenberg is 399 Park Avenue, 17th Floor, New York, New York 10022. The principal occupation of Mr. Greenberg is serving as a director and Chairman of the Board of each of Starr International and CV Starr, and as the Chief Executive Officer of CV Starr. Mr. Greenberg is also a trustee of the C. V. Starr & Co., Inc. Trust (the "Starr Trust"), and a member, director and Chairman of the Board of The Starr Foundation.

         The principal business address and office for Mr. Matthews is 399 Park Avenue, 17th Floor, New York, New York 10022. The principal occupation of Mr. Matthews is serving as Managing Director and a director of Starr International and a director and President of CV Starr. Mr. Matthews is also a trustee of the Starr Trust, and a member and director of The Starr Foundation.

         Starr International is a holding company that operates in a number of lines of business, including commercial real estate, owning and operating a private golf club and maintaining an investment portfolio, including the Common Stock. Starr International also previously operated a deferred compensation profit participation plan for the benefit of executives of the Issuer. Starr International's principal office is Clifton House - Suite 59, Lower Fitzwilliam Street, Dublin 2, Ireland and it also maintains an office at Mercury House - 101 Front Street, Hamilton HM12 Bermuda. The following are the executive officers and directors of Starr International, their addresses and their principal occupations:

Name and Address                      Office                              Principal Occupation
----------------                      ------                              --------------------

Maurice R. Greenberg                  Chairman of the Board               (See above)
(See above)

Edward E. Matthews                    Managing Director and Director      (See above)
(See above)

Lawrence Michael Murphy               President and Director              President of Starr International
Mercury House
101 Front Street
Hamilton HM12
Bermuda

Houghton Freeman                      Director                            President, Freeman Foundation
499 Taber Hill Road
Stowe, VT 05672

Howard I. Smith                       Director                            Vice Chairman-Finance and
399 Park Avenue, 17th Floor                                               Secretary of CV Starr
New York, NY 10022

John J. Roberts                       Director                            Senior Advisor, American
Concordia Farms                                                           International Group, Inc.
P.O. Box 703 Easton, MD 21601

Ernest Stempel                        Director                            Senior Advisor and Honorary
70 Pine Street, 29th Floor                                                Director, American International
New York, NY 10270                                                        Group, Inc.

Cesar Zalamea                         Director                            President and Chief Executive
Suite 1405-7                                                              Officer of Starr International
Two Exchange Square                                                       Company (Asia), Limited
8 Connaught Place
Central, Hong Kong


         Each of the above officers and directors of Starr International is a United States citizen except Mr. Zalamea, who is a citizen of the Republic of the Philippines.

         CV Starr is a holding company that operates in a number of lines of business, including owning a number of insurance agencies and holding an investment portfolio, including the Common Stock. CV Starr's principal office is 399 Park Avenue, 17th Floor, New York, New York 10022. The following are the executive officers and directors of CV Starr, their addresses and their principal occupations:


Name and Address                      Office                              Principal Occupation
----------------                      ------                              --------------------
Maurice R. Greenberg                  Chairman of the Board and Chief     (See above)
(See above)                           Executive Officer

Howard I. Smith                       Vice Chairman-Finance and           (See above)
(See above)                           Secretary and Director

Edward E. Matthews                    President and Director              (See above)
(See above)

J. Christopher Flowers                Director                            Chairman of J.C. Flowers
717 Fifth Avenue                                                          and Co. LLC
26th Floor
New York, NY 10022

Houghton Freeman                      Director                            (See above)
(See above)

Thomas Kempner                        Director                            Chairman and Chief Executive
61 Broadway, Room 2450                                                    Officer of Loeb Partners
New York, NY 10006                                                        Corporation

John J. Roberts                       Director                            (See above)
(See above)

Cesar Zalamea                         Director                            (See above)
(See above)



         Each of the above officers and directors of CV Starr is a United States citizen except Mr. Zalamea, who is a citizen of the Republic of the Philippines.

         (d) and (e): During the last five years, none of Mr. Greenberg, Mr. Matthews, Starr International, CV Starr, or the other individuals disclosed in
Item 2(a) above has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         This Schedule 13D is being filed because, under the facts and circumstances described in Items 2, 5 and 6, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This filing is not being made as a result of any particular acquisitions or dispositions of Common Stock by the Reporting Persons.

Item 4.  Purpose of Transaction

         This Schedule 13D is being filed because, under the facts and circumstances described in Items 2, 5 and 6, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This filing is not being made as a result of any particular acquisitions or dispositions of Common Stock by the Reporting Persons.

         Each of the Reporting Persons holds the securities reported herein for investment purposes and reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, the Reporting Person's and Issuer's respective business objectives, and other relevant factors, at any time and as it deems appropriate, to change its plans and intentions, to increase or decrease its investment in the Issuer, or to engage in discussions with the Issuer and third parties or facilitate discussions between the Issuer and third parties exploring such actions. In particular, any one or more of the Reporting Persons may (i) purchase additional shares of Common Stock, (ii) sell or transfer shares of Common Stock in public or private transactions, (iii) enter into privately negotiated derivative transactions to hedge the market risk of some or all of their positions in the Common Stock and/or (iv) take any other action that might relate to or result in any of the actions set forth in response to paragraphs (a) - (j) of Item 4 of Schedule 13D. Any such actions may be effected at any time or from time to time, subject to any applicable limitations imposed on the actions by the Securities Act of 1933, as amended, or other applicable law.

         On December 1, 2005, CV Starr commenced an offer (the "Offer") to any person who was, as of December 1, 2005, not a director, officer, employee or otherwise employed by, or in a consulting relationship with, CV Starr or any subsidiary of CV Starr as determined by CV Starr, and was an owner as reflected on the books and records of CV Starr of shares of Common Stock, no par value per share ("CV Starr Common Stock"), of CV Starr, Class B Common Stock, no par value per share ("CV Starr Class B Common Stock"), of CV Starr, or Preferred Stock, no par value per share, including Special Preferred Stock, but excluding Series X-1 Preferred Stock ("CV Starr Preferred Stock"), of CV Starr, to pay to such persons in cash the product of (i) 142% times $300.00 (which is equal to $426.00) for each share of CV Starr Common Stock and CV Starr Class B Common Stock validly tendered and not validly withdrawn and (ii) 142% times the liquidation value of the applicable class and series of CV Starr Preferred Stock as of December 1, 2005 validly tendered and not validly withdrawn, upon the terms and subject to the conditions set forth in the offer to purchase and the accompanying letter of transmittal, which together constitute the Offer. The initial offering period for the Offer is set to expire at 12:01 a.m., New York City time, on December 30, 2005, which will be followed immediately by a subsequent offering period. The subsequent offering period is set to expire at 11:59 p.m., New York City time, on January 17, 2006. Each offering period is subject to extension by CV Starr in accordance with the terms of the Offer. Mssrs. Greenberg and Matthews are not eligible to participate in the Offer, and thus their equity interests in CV Starr may increase as a result of, and depending on the outcome of, the Offer.

           In addition, on or about November 30, 2005, Mr. Matthews entered into an agreement to purchase up to 500 shares of CV Starr Common Stock at a price of $300.00 per share from Howard I. Smith, Vice Chairman - Finance and Secretary and a Director of CV Starr with the exact number of shares to be determined prior to the expiration date of the subsequent offering period. The purchase and sale will occur during the subsequent offering period. The Board of Directors of CV Starr has approved a waiver of CV Starr's right of first refusal under CV Starr's Restated Certificate of Incorporation and Amended and Restated Stockholders Agreement with respect to the sale of shares of CV Starr Common Stock from Mr. Smith to Mr. Matthews.

          Except as otherwise described in this Item 4 and Items 5 and 6 below, no Reporting Person has formulated any plans or proposals which relate to or would result in any of the events or transactions described in Items 4(a) through (j) of the General Instructions to Schedule 13D under the Act.

Item 5.  Interest in Securities of the Issuer

         (a) and (b): The Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act consisting of the Reporting Persons as a result of the facts and circumstances described in Items 2, 5 and 6 of this Schedule 13D. The Reporting Persons as a group may be deemed beneficially to own in the aggregate 406,823,982 shares of Common Stock, representing approximately 15.7% of the outstanding shares of Common Stock (based on 2,595,607,825 shares of Common Stock reported by the Issuer as outstanding as of September 30, 2005, in the Issuer's Form 10-Q filed on November 14, 2005). Each of Mr. Greenberg, Mr. Matthews, Starr International and CV Starr disclaims beneficial ownership of the shares of Common Stock held by the other members of such group.

         Mr. Greenberg has the sole power to vote and direct the disposition of 3,109,351 shares of Common Stock, 52 shares of which are held directly by Mr. Greenberg and 3,109,299 shares of which may be acquired pursuant to incentive stock options previously granted by the Issuer to Mr. Greenberg as an officer and director of the Issuer that are exercisable within 60 days of the date hereof. Mr. Greenberg has shared power to vote and direct the disposition of 90,794,699 shares of Common Stock, 43,350,826 shares of which are held as a tenant in common with Mr. Greenberg's wife, 106,627 shares of which are held in family trusts of which Mr. Greenberg is a trustee, and 47,337,246 shares of which are held by CV Starr (18,644,278 shares of which are held by the Starr Trust, for which CV Starr is a beneficiary and Mr. Greenberg is a trustee). Mr. Greenberg owns 12.8% of the voting common stock of CV Starr, and has irrevocable proxies that expire at 11:59 p.m., Eastern Time, on January 17, 2006, to vote in the aggregate, together with his direct ownership, 32.3% of the voting common stock of CV Starr. Based on Mr. Greenberg's voting power in CV Starr, and the other facts and circumstances described in Items 2, 4, 5 and 6 of this Schedule 13D, Mr. Greenberg may be deemed to beneficially own the shares of Common Stock held by CV Starr and the Starr Trust. Mr. Greenberg disclaims beneficial ownership of the shares of Common Stock held by CV Starr, the Starr Trust and the trusts described above.

         Mr. Matthews has the sole power to vote and direct the disposition of 1,991,635 shares of Common Stock, 1,569,135 of which are held directly by Mr. Matthews and 422,500 shares of which may be acquired pursuant to incentive stock options previously granted by the Issuer to Mr. Matthews as an officer and director of the Issuer that are exercisable within 60 days of the date hereof. Mr. Matthews has shared power to vote and direct the disposition of 18,667,178 shares of Common Stock, 22,900 shares of which are held by Mr. Matthew's wife and 18,644,278 shares of which are held by the Starr Trust, for which CV Starr is a beneficiary and Mr. Matthews is a trustee. Based on the facts and circumstances described in Items 2, 4, 5 and 6 of this Schedule 13D, Mr. Matthews may be deemed to beneficially own the shares of Common Stock held by the Starr Trust. Mr. Matthews disclaims beneficial ownership of the shares of Common Stock held by the Starr Trust and by his wife.

         Starr International has the sole power to vote and direct the disposition of 310,905,397 shares of Common Stock held by Starr International.

         CV Starr has the shared power to vote and direct the disposition of 47,337,246 shares of Common Stock held by CV Starr (18,644,278 shares of which are held by the Starr Trust, of which CV Starr is a beneficiary).

         Executive officers and directors of Starr International beneficially owned shares of Common Stock and had rights to acquire shares of Common Stock exercisable within 60 days as follows:

                           Owned Shares(1)   %(2)          Right to Acquire Shares(1)   %(2)
                           ---------------                 --------------------------   ----

Maurice R. Greenberg           (See above)                                (See above)
Edward E. Matthews             (See above)                                (See above)
Lawrence Michael Murphy             50,000   (3)                                    0   0.0
Houghton Freeman                 2,660,000   0.1                                    0   0.0
Howard I. Smith                     70,000   (3)                                    0   0.0
John J. Roberts                  3,600,000   0.1                                    0   0.0
Ernest Stempel                  23,110,000   0.9                                    0   0.0
Cesar Zalamea                          (4)   (3)                                    0   0.0

(1) Rounded to nearest 10,000 shares.
(2) Rounded to nearest 0.1%. (3) Less than 0.1%. (4) Less than 10,000 shares.


         Executive officers and directors of CV Starr beneficially owned shares of Common Stock and had rights to acquire shares of Common Stock exercisable within 60 days as follows:

                             Owned Shares(1)   %(2)          Right to Acquire Shares(1)   %(2)
                             ---------------                 --------------------------   ----

Maurice R. Greenberg             (See above)                                (See above)
Howard I. Smith                  (See above)                                (See above)
Edward E. Matthews               (See above)                                (See above)
J. Christopher Flowers                    0    0.0                                   0    0.0
Houghton Freeman                 (See above)                                (See above)
Thomas Kempner                           (3)   (4)                                   0    0.0
John J. Roberts                  (See above)                                (See above)
Cesar Zalamea                    (See above)                                (See above)

(1) Rounded to nearest 10,000 shares.
(2) Rounded to nearest 0.1%. (3) Less than 10,000 shares. (4) Less than 0.1%.


         (c) On November 15, 2005, CV Starr entered into a variable pre-paid forward sale contract (the "CSFB Contract") for up to 4,423,116 shares (the "CSFB Maximum Number") of Common Stock pursuant to a letter agreement by and among CV Starr, Credit Suisse First Boston LLC and Credit Suisse First Boston Capital LLC ("CSFB"). The final terms of the CSFB Contract, including the CSFB Maximum Number of shares deliverable by CV Starr upon settlement, were determined in a block transaction between CV Starr and CSFB (or its affiliate), acting as a block positioner, in accordance with the Securities and Exchange Commission's interpretative letter to Goldman, Sachs & Co., dated December 20, 1999 (the "No Action Letter"). CV Starr has received aggregate proceeds of $240,000,043 under the CSFB Contract.

         The CSFB Contract provides that for each of the 10 Scheduled Trading Days (as defined in the CSFB Contract) prior to and including November 20, 2008 (the "CSFB Settlement Dates"), CV Starr will deliver a number of shares of Common Stock to CSFB (or, at the election of CV Starr, the cash equivalent of such shares) determined with respect to each CSFB Settlement Date as follows:
(a) if the VWAP Price (as defined in the CSFB Contract) per share of the Common Stock (the "CSFB Settlement Price") is less than or equal to $65.85 (the "CSFB Forward Floor Price"), a delivery of 1/10 of the CSFB Maximum Number of shares of Common Stock, subject to rounding; (b) if the CSFB Settlement Price is greater than the CSFB Forward Floor Price but less than or equal to $85.61 per share (the "CSFB Forward Cap Price"), a delivery of shares equal to the CSFB Forward Floor Price/CSFB Settlement Price x 1/10 of the CSFB Maximum Number of shares of Common Stock, subject to rounding; and (c) if the CSFB Settlement Price is greater than the CSFB Forward Cap Price, a delivery of shares equal to ((CSFB Forward Floor Price + (CSFB Settlement Price - CSFB Forward Cap Price)) / CSFB Settlement Price) x 1/10 of the CSFB Maximum Number of shares of Common Stock, subject to rounding.

         On November 21, 2005, CV Starr entered into a variable pre-paid forward sale contract (the "Confirmation") for up to 2,917,916 shares (the "Citi Maximum Number") of Common Stock pursuant to the Master Terms and Conditions for Pre-Paid Forward Contracts, dated as of November 15, 2005 (together with the Confirmation, the "Citi Contract"), by and between CV Starr and Citibank, N.A. ("Citibank"). The final terms of the Citi Contract, including the Citi Maximum Number of shares that will be deliverable by CV Starr upon settlement, were determined in unsolicited brokerage transactions by Citibank (or its affiliate) over a specified execution period beginning on November 18, 2005, in accordance with the No Action Letter. CV Starr has received aggregate proceeds of $160,000,000 under the Citi Contract.

         The Citi Contract provides that for each of the 10 Scheduled Trading Days (as defined in the Citi Contract) prior to and including December 10, 2008 (the "Citi Settlement Dates"), CV Starr will deliver a number of shares of Common Stock to Citibank (or, at the election of CV Starr, the cash equivalent of such shares) determined with respect to each Citi Settlement Date as follows: (a) if the Relevant Price (as defined in the Citi Contract) per share of the Common Stock (the "Citi Settlement Price") is less than or equal to $66.8540 (the "Citi Forward Floor Price"), a delivery of 1/10 of the Citi Maximum Number of shares of Common Stock, subject to rounding; (b) if the Citi Settlement Price is greater than the Citi Forward Floor Price but less than or equal to $86.9102 per share (the "Citi Forward Cap Price"), a delivery of shares equal to the Citi Forward Floor Price/Citi Settlement Price x 1/10 of the Citi Maximum Number of shares of Common Stock, subject to rounding; and (c) if the Citi Settlement Price is greater than the Citi Forward Cap Price, a delivery of shares equal to ((Citi Forward Floor Price + (Citi Settlement Price
- Citi Forward Cap Price)) / Citi Settlement Price) x 1/10 of the Citi Maximum Number of shares of Common Stock, subject to rounding.

         The descriptions of the CSFB Contract and the Citi Contract are qualified in their entirety by the text of such contracts, copies of which are Exhibits B and C hereto, respectively.

         To the knowledge of each of the Reporting Persons, there were no other transactions in the Common Stock that were effected during the past sixty days by the Reporting Persons.

         (d) and (e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Items 2, 4 and 5 disclose (i) certain relationships between the Reporting Persons, (ii) the Offer, (iii) the CSFB Contract and (iv) the Citi Contract, which disclosures are hereby incorporated by reference into this Item 6 in their entirety. There are no contracts, arrangements or understandings among the Reporting Persons, other than as described in this Item 6 and in Item 7 below, with respect to the shares of Common Stock reported on this Schedule 13D.

Item 7.  Material to Be Filed as Exhibits

Exhibit A:           Joint Filing Agreement, dated as of November 23, 2005, by
                     and among Mr. Greenberg, Mr. Matthews, Starr International and CV Starr. (Incorporated by reference to Exhibit A to the Schedule 13D filed with the Securities and Exchange
                     Commission in respect of the Issuer on November 23, 2005.)


Exhibit B:           Letter Agreement and Transaction Supplement, each dated as of November 15, 2005, by and among CV Starr, Credit Suisse
                     First Boston LLC and Credit Suisse First Boston Capital
                     LLC. (Incorporated by reference to Exhibit B to the Schedule 13D filed with the Securities and Exchange
                     Commission in respect of the Issuer on November 23, 2005.)

Exhibit C:           Master Terms and Conditions for Pre-Paid Forward Contracts
                     and Pre-Paid Forward Contract Confirmation, dated as of November 15, 2005 and November 21, 2005, respectively, by and between CV Starr and Citibank, N.A. (Incorporated by reference to Exhibit C to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on November 23, 2005.)

         There are no other written agreements, contracts, arrangements, understandings, plans or proposals within the category of those described in
Item 7 of the General Instructions to Schedule 13D under the Act.

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 5, 2005


Signature: /s/ Maurice R. Greenberg
           ------------------------
Name:  Maurice R. Greenberg



STARR INTERNATIONAL COMPANY, INC.

Signature: /s/ Howard I. Smith
           ------------------------
By:     Howard I. Smith
Title:  Director



C. V. STARR & CO., INC.

Signature: /s/ Howard I. Smith
           ------------------------
By:     Howard I. Smith
Title:  Vice Chairman-Finance and Secretary


Signature: /s/ Edward E. Matthews
           ------------------------
Name:  Edward E. Matthews